UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

Howard W. Smith, III

c/o Walker & Dunlop, Inc.

7501 Wisconsin Avenue

Suite 1200E

Bethesda, Maryland 20814

(301) 215-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102		13D

1	Names of Reporting Persons Howard W. Smith, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,208,592

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,208,592

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,208,592

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 28, 2010 (as amended and supplemented to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walker & Dunlop, Inc., a Maryland corporation (the “Company”) beneficially owned by the Reporting Person.  Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 9, 2015, the Reporting Person entered into a trading plan (the “Purchase Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.  Under the Purchase Plan, a broker dealer will make periodic sales of up to an aggregate of 223,897 shares of Common Stock on behalf of the Reporting Person during the period from November 16, 2015 to December 30, 2016, subject to the terms of the Purchase Plan.  This description of the Purchase Plan does not purport to be complete and is qualified in its entirety by the text of the Purchase Plan, the form of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.  The Reporting Person makes no commitment in terms of the timing of such transactions, if any, which will depend on market conditions, including the price and availability of shares of Common Stock, as well as other factors.

Item 5.                            Interest in Securities of the Issuer.

(a)-(b)

The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.  Calculations of the percentage of shares of Common Stock beneficially owned are based on 30,915,478 shares of Common Stock outstanding as of December 18, 2015.

The Reporting Person holds dispositive and voting power over an aggregate of 1,208,592 shares of Common Stock, which includes (i) 11,740 shares of restricted stock, which represent the unvested portions of restricted stock grants, which grants were made to vest ratably on each anniversary of the applicable grant date over a three-year period, (ii) 151,768 shares of Common Stock underlying currently exercisable stock options, (iii) 43,596 shares of Common Stock underlying options exercisable within the next 60 days; (iv) 6,608 shares of Common Stock held as custodian for his two daughters; and (v) 9,912 shares of Common Stock held in three separate trusts.

(c)                                  From November 16, 2015 through November 17, 2015, the Reporting Person sold 43,897 shares of Common Stock pursuant to the Purchase Plan, all at a price of $28.00 per share.  Except for the transactions disclosed in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d)                                 None.

(e)                                  As of September 4, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Plan and is incorporated herein by reference.  The form of Purchase Plan is attached as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Form of Trading Plan

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2015

/s/ Howard W. Smith, III
Howard W. Smith, III